FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2005

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date April 28, 2005

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.
#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

          NEWS FOR RELEASE: April 28, 2005

NEWS RELEASE 05-13

For Further Information Contact:

Jean Pierre Jutras at 1-403-269-6753

Web:  www.tylerresources.com

Tyler Resources Announces Final Closing of Private Placement

Tyler Resources Inc. (TSXV:TYS) is pleased to announce that it has completed the second and final tranche of its previously announced non-brokered private placement.  The second tranche of the placement raised a further $4,865,750 through the issuance of 3,892,600 Units.   In the aggregate, $9,888,000 was raised in the placement through the issuance of 7,910,400 Units.  An aggregate 920,800 of the Units were issued to directors, officers and control persons of the Corporation and total finders fees in the gross amount of $100,000 were paid on the placement to arm’s length individuals.  All of the securities issued under the private placement are subject to a four month hold period.  The closing is subject to final approval of the TSX Venture Exchange.

As previously announced, proceeds of the financing will be used to fund continued exploration activities at its Bahuerachi Project located in Chihuahua State, Mexico.

The Company is now well funded to accelerate its current exploration program on the Bahuerachi Property for the coming 12 months.  The Company’s goal for the year is to complete a first pass drill testing of the 4 kilometer long Main porphyry system and known associated high grade breccia-skarn zones, initiate metallurgical testing, and begin establishing a resource base in areas prioritized by first pass testing.

Other parts of the system to be drilled in the coming months include the 600 meter long Mina Mexicana skarn/breccia system, the Colome skarn trend outlined over 1.2 kilometer of strike length and the Los Alisos epithermal gold-silver occurrence and its extensions.  Further surface work to upgrade other targets to the drill stage is also currently underway and steps are being taken to increase the pace of exploration property-wide in previously sampled additional areas of mineralization.

“Jean Pierre Jutras”

Jean Pierre Jutras

President/COO/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.